Exhibit 99.18

Canopy Growth Welcomes PUF Ventures to the CraftGrow Family

SMITHS FALLS, ON, June 1, 2017 /CNW/ - Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or “the Company”) is pleased to welcome PUF Ventures Inc. (CSE: PUF) (“PUF”), a London, Ontario-based late-stage ACMPR applicant, to the Tweed Main Street curated CraftGrow line.

Pending a license to cultivate and sell cannabis products, PUF will become the fourth company to join CraftGrow. The program accelerates speed to market for newly licensed producers and provides brand and product exposure by selling partner products via www.tweedmainstreet.com to the market’s largest group of actively registered customers.

“Our approach with CraftGrow and Tweed Main Street is to establish a diverse online marketplace for legal medical cannabis products. People can seamlessly access Canada’s leading cannabis brands with one medical document rather than being tied to a single producer,” said Mark Zekulin, President, Canopy Growth. “For new producers, having access to the largest group of registered patients in the country can go a long way towards building brand awareness. And for us, it’s an opportunity to position ourselves as the online source of cannabis in Canada, while bringing more product variety and reliability to our customers.”

Following a recent announcement from Health Canada, Canopy Growth is pleased to see that the Department has streamlined licensing in order to move new applicants through the process more effectively, while also recognizing that existing producers with a track record of success should be able to expand more quickly with a streamlined approvals process. These efforts will create a more diverse marketplace and benefit new and existing licensees by reducing the administrative steps to expansion, ultimately benefiting all patients.

“Our partnership with Canopy Growth is a significant milestone and achievement for PUF,” said Derek Ivany, President & CEO, PUF. “As we navigate through the final steps of licensing, we are pleased that we will be working with Canopy Growth, a world leader in the cannabis space, to help us build PUF and its other brands moving forward. It has been my goal from the first day I joined PUF to vertically integrate our family of brands together with a particular emphasis on boutique growing. As we are a smaller facility, offering a high quality, curated product at a higher price point makes the most economical sense. The partnership with Canopy Growth also allows us to work with world leaders in the industry to build out high quality products. With CraftGrow, we will focus on high quality cannabis bud, oils and extracts. We are extremely excited to work towards our official launch of PUF on Tweed Main Street.”

New licensees and applicants are encouraged to contact Devin McGee or Owen Smith for more information on the CraftGrow collective.

Here’s to Future Growth.

About Tweed

Tweed is a globally recognized marijuana production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell marijuana, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As marijuana laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2017/01/c7959.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:00e 01-JUN-17